EXHIBIT 99.2

MANAGEMENT DISCUSSION AND ANALYSIS FOR THE SIX MONTHS ENDED JULY 31, 2012
Page 1

The following discussion and analysis of the operations, results and financial position of Coral Gold Resources Ltd. (the “Company” or “Coral”) should be read in conjunction with the Company’s unaudited condensed consolidated interim financial statements for the six month period ended July 31, 2012 and the audited financial statements for the year ended January 31, 2012 and the notes thereto.

This Management Discussion and Analysis (“MD&A”) is dated October 1, 2012 and discloses specified information up to that date. Coral is classified as a “venture issuer” for the purposes of National Instrument 51-102. The Financial Statements are prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). Unless otherwise cited, references to dollar amounts are Canadian dollars.

Throughout this report we refer to “Coral”, the “Company”, “we”, “us”, “our” or “its”. All these terms are used in respect of Coral Gold Resources Ltd. We recommend that readers consult the “Cautionary Statement” on the last page of this report. Additional information relating to the Company is available on SEDAR at www.sedar.com and the Company’s website at www.coralgold.com.

Business Overview

The Company is an exploration stage entity whose principal business activities are the acquisition, exploration and development of mineral properties. The Company’s mining claims are located in the states of Nevada and California in the United States. The Company’s present principal exploration activities have been focused on the Robertson mining claims located in Crescent Valley, Nevada. The Company is a reporting issuer in British Columbia, Alberta and Ontario, a foreign issuer with the United States Securities & Exchange Commission and trades on the TSX Venture Exchange under the symbol CLH, on the OTCBB under the symbol CLHRF and on the Berlin & Frankfurt Stock Exchanges under the symbol GV8.

The Condensed Consolidated Interim Financial Statements reflect the financial position and results of operations of Coral and its active US subsidiary, Coral Resources, Inc. All material intercompany transactions have been eliminated.

Overall Performance

The following is a summary of significant events and transactions during the six months ended July 31, 2012 and to the date of this MD&A:

Robertson Property, Nevada

Core Area

Robertson is located along the Cortez Gold trend of north-central Nevada and adjoins Barrick’s Pipeline mine.

In October 2009, Coral received a revised resource estimate for the Robertson Property from Beacon Hill Consultants Ltd. (“Beacon Hill”) utilizing lower cut-off grades to reflect the positive movement in the price of gold over the last three years. These revised values are based on the NI 43-101 Technical Report titled Mineral Resource Estimate for the Robertson Property, Lander County, Nevada prepared by Beacon Hill as announced in the Company’s press release in February 2008. The original estimate was based on a gold price of US$600 per ounce which was a conservative estimate of gold prices in 2007, and which estimated the inferred gold resources for the Robertson property at over 2.3 million ounces of gold. Gold prices over the last three years have been significantly higher than US$600.  Based on more reasonable gold prices and to reflect on the rolling average for the preceding three years, it was decided that a price of US$850 per ounce should be used at this time to more accurately represent the value of the resources that may be expected to be extracted at this time. Based on this lower gold cut-off value of 0.0106, the gold resource at Robertson increases to 3.4 million ounces, which is a 47% increase from the previously reported figure.  It should be noted that changes in operating costs may change this figure.  No work has been done to reflect and change in operating costs as estimated in the Beacon Hill study on which the cut-off grade calculation was based.

MANAGEMENT DISCUSSION AND ANALYSIS FOR THE SIX MONTHS ENDED JULY 31, 2012

The zones included in the Beacon Hill estimate are located within the Robertson’s Core area. The Company’s other claim blocks, including Norma Sass, Lander Ranch, Ruf, Blue Nugget and the Excluded claims (joint ventured with Barrick Cortez Gold Mines), were not part of the estimate.

Beacon Hill reported the following updated resource estimate using 0.0106 Au opt cut-off:

Zone	Tons	Ounces per Ton	Ounces of Au
Distal	13,310,451	0.0287	382,010
39A	38,945,698	0.0228	887,962
South Zone	9,993,853	0.0209	208,872
Outside	5,422,131	0.0156	84,585
Gold Pan Oxide	12,566,599	0.02	251,332
Altenburg Hill Oxide	12,873,976	0.0152	195,684
Porphyry Oxide	39,049,182	0.0167	652,121
Gold Pan Sulphide	32,524,592	0.0154	500,879
Altenburg Hill Sulphide	1,701,844	0.014	23,826
Porphyry Sulphide	12,535,861	0.0158	198,067

TOTAL	178,924,188	0.0189	3,381,667

Preliminary Economic Assessment (“PEA”)

In 2010, Coral commissioned Beacon Hill to commence a Preliminary Economic Assessment (“PEA”) that would meet the NI 43-101 standard on three of its gold deposits located on the Robertson Property.  The report was finalized and made public in late January 2012.

In completing the study, Beacon Hill used the services of Knight Piésold Ltd., SRK Consulting (U.S.) Inc., Kaehne Consulting Ltd., Kirkham Geosystems Ltd., R. McCusker, P.Geo., and F. Wright Consulting Inc. There are a number of deposits located on the Robertson property; however, Altenburg Hill, Porphyry and Gold Pan are advanced development zones and are the subject of this PEA and based upon a combination of open pit mining methods and cyanide heap leach.

MANAGEMENT DISCUSSION AND ANALYSIS FOR THE SIX MONTHS ENDED JULY 31, 2012

The results of the evaluation are as follows:

Resources and Mining

•	Est. inferred resources at a cut-off of 0.005 oz Au/t	78.2 million tons grading 0.0138 oz Au/t.
•	In situ gold	1,080,900 oz’s
•	Development period to construction decision	5 years
•	Mine life	10.5 years
•	Average production rate	21,300 tpd
•	Ore to waste Strip Ratio	0.6:1
•	Leach recovery HG cut off 0.0147 oz Au/t	67%
•	Leach recovery LG cut off 0.005 to 0.0147 oz Au/t	45%
•	Saleable gold	608,000 oz’s

Note:
Due to the uncertainty that may be attached to an inferred mineral resource, it cannot be assumed that all or any part of an inferred mineral resource will be upgraded to an indicated or measured resource as a result of continued exploration.

Economics

Two alternatives were reviewed, owner operated and contractor operated. The results shown are after tax. Taxes are considered indicative only.

Description	Owner Operated	Contractor Operated
	US$ millions	US$ millions
Development Cost	16.5	16.5
Initial Capital Cost	122.1	97.0
Ongoing Capital Cost	54.2	26.1
Average Operating Cost US$/ton mined	5.28	6.45

Results of Economic Analysis at Various Gold Prices (Owner Operated)

Gold Price US$/oz	IRR %	NPV undiscounted US$ million	NPV discounted 5% US$ million	Payback Period Years
1350	15.44	180.6	96.2	5.91
1500	20.13	247.2	147.1	4.72
1750	27.40	358.3	230.7	3.91

Results of Economic Analysis at Various Gold Prices (Contactor Operated)

Gold Price US$/oz	IRR %	NPV undiscounted US$ million	NPV discounted 5% US$ million	Payback Period Years
1350	15.43	159.4	85.4	5.94
1500	20.96	226.4	135.9	4.86
1750	29.18	337.8	219.7	3.82

Note:
It should be noted that the economic analysis of this deposit is based upon the expenditures from the time a construction decision is taken and that all development costs to that point have been considered as sunk costs whether they have been expended or not at this time.

MANAGEMENT DISCUSSION AND ANALYSIS FOR THE SIX MONTHS ENDED JULY 31, 2012

The PEA indicates that the Robertson Property is one of merit that warrants further development.  The first phase of this development is recommended to be exploration drilling, metallurgical test work, environmental studies and permitting and completion of a prefeasibility study.  The cost of this work is estimated to be US$7.9 million as shown below.

Summary of Expenditures to Completion of Prefeasibility

Description	Estimated Cost $
Royalty and Regulatory Fees	351,680
Exploratory and definition drilling	2,817,000
Metallurgical test work program	900,000
Environmental program	1,826,138
Preliminary Feasibility Study	1,495,000
Contingency	510,182
Total	7,900,000

Exploration and definition drilling consists of the following:

The Phase I should consist of drilling 40 HQ diameter diamond core holes and 42 RC holes having an average depth of 400-500 ft and totaling about 40,000 ft in the;

1.
Porphyry Zone:  “Twinning” 10 percent (20 holes) of the historic drill holes by diamond core drilling to determine if “historic” Amax drilling data can be used with confidence to upgrade the level of confidence in the resources. In addition, a further 17 RC holes, totaling about 7,600 ft, to be drilled along the west and south boundaries of the Porphyry Zone to test for possible extensions to mineralization.

2.	Altenburg Hill/South Porphyry Area: Twenty-five RC holes totaling 12,400 ft.

3.	Gold Pan Zone: Twenty wide-spaced diamond core holes totaling 10,000 ft to verify continuity and grade retuned in historic drilling.

4.	Altenburg Hill/South Porphyry: Based on results on the Phase I RC drilling follow up diamond core drilling (20 holes) is to be conducted in this area

The proposed metallurgical test work consists of variability testing and will be performed on samples obtained both spatially and at depth for the oxide and transition to sulfide ore zones. This work will encompass;

•	prepare composite material representing larger zones of each deposit to define the crush size and other process conditions;
•	crushing work index and abrasion testing;
•	mineralogical evaluation of column feed and products;
•	extensive column work to determine optimum crush size and other process conditions;
•	similar testing as was performed on oxide materials to be done on sulfide and transition zone materials;
•	additional processing parameters to be investigated including reagent use and concentrations;
•	leach evaluation on material that is below the cut-off grades of the various deposits which was classified as waste based on dump leaching of run of mine, low grade materials;
•	laboratory test work on up to 10 tonnes of 100% minus 300 mm (~12”) feed.

MANAGEMENT DISCUSSION AND ANALYSIS FOR THE SIX MONTHS ENDED JULY 31, 2012

Note also that the PEA concerns only the relatively shallow portions of these three deposits: Gold Pan, Porphyry and Altenburg Hill.  Other deposits such as Distal, 39A, Triplet Gulch and a zone to the east of Gold Pan were not part of this study.  However, all deposits form part of the 2011 calculation of the resources by Beacon Hill using a base case of US$1,350 per ounce. (Inferred mineral resource of 191 million tonnes @ 0.0143 oz Au/ton containing a total of 2.741 million ounces). It should be noted the resources are reported with consideration for their reasonable expectation of economic extraction as defined using an optimized pit shell.

The PEA also shows the logistical advantages of the Robertson Property, namely:

•	Nevada State Highway 305, a paved all weather road which is the main access to Barrick’s Cortez Operations (adjoins the Robertson Property to the south) crosses the south east corner of the property;
•	A network of gravel roads give easy access to the gold resources at the Robertson Property;
•	The gold resources are on the south east edge of the Shoshone Range. The leach pads can be built on the basinal flat land, only a short haul from the planned pits;
•
The electric power transmission line which supplies Cortez, parallels State Highway 306 and crosses the Robertson Property.  The proposed gold recovery plant would be built adjoining the power transmission line. (ie. internal power lines will be very short);

•
Workers at Cortez are bussed from Elko for a 12 hour shift, four day work week.  Personnel at the Robertson Property would enjoy a slightly shorter commute from Elko or alternatively, they could live in Crescent Valley, Nevada, eight miles distant on the State Highway 306.

Environmental Assessment (“EA”)

In April 2010, SRK Consulting (US) Inc. (“SRK Consulting” or “SRK”), our environmental compliance and permitting consultants, submitted an amended Plan of Operation ("APO") to the U.S. Bureau of Land Management ("BLM") and the Nevada Department of Environmental Protection ("NDEP") to allow us to carry out our work plan. A setback occurred when the BLM declined our drilling permit application because our existing EA (circa 1980's) was out of date. Realizing the importance to our Company of the ability to keep drilling, the BLM suggested that we withdraw our APO and revert back to a previous APO from 2007 that allowed us, without any amendments to drill on certain areas of the property.

In June 2010, we withdrew our original APO when the BLM determined that a new EA of the Robertson property would be required. We immediately commissioned SRK Consulting to commence work on the new EA which is to include archeological and endangered species studies, as well as addressing a number of other environmental issues. While the completion of the new comprehensive EA has delayed certain parts of the drill program, Coral stands by its on-going commitment to sound environmental management.

The BLM accepted the fifth submission of the 2010 APO and a kick off meeting was held on July 20, 2011.  The meeting outlined the need for a new EA.  In particular, the various categories to be studied in the EA – cultural, wild life, native religions, hazmat, paleontology, range management, noxious weeds, air quality, hydrology, riparian zones, migratory birds, environmental justice and socio economic issues.

Studies had been in progress since November 2010 but the EA did not officially start until July 2011.  The cultural studies were done by Kautz and Co. of Reno, Nevada.  Most of the other studies are by SRK out of Elko, Nevada who have overseen the entire environmental assessment.

MANAGEMENT DISCUSSION AND ANALYSIS FOR THE SIX MONTHS ENDED JULY 31, 2012

As Coral anticipated, the work did not locate native religious sites or burial grounds etc. but the ghost mining town of Tenabo has required detailed study.

By July 13th, 2012, the baseline vegetation and wildlife field work had been completed and the baseline studies report was submitted to the BLM.

The BLM's response to Corals Baseline Studies was received July 27th and delivered to SRK Consultants whom have since supplied a response to the modifications to the Baseline Studies required by the BLM.

SRK reported that responses from all the various questions on vegetation, wildlife, air quality and Native American specialists had been received. As a result the Cumulative Effects Study Area's (CESA) was enlarged and SRK completed the cumulative analysis which is the final stage of the EA.

On September 24, Coral announced that SRK had completed and submitted the EA to the BLM.  Coral is now awaiting the BLM's response. Should the EA be accepted, Coral will then submit its application for the new Amendment to the Plan of Operations ("APO") report.

Coral expects that when the BLM accepts the EA as complete, it will rule that the extensive drilling and test pit program proposed in the APO can be done at certain times of the year and using environmentally safe practices which will result in little or no impact on the environment and give Coral the permit to proceed. Coral has applied for a blanket permit to allow the Company to drill up to 500 holes.  Upon acceptance of the APO, Coral plans to continue Phase 2 drilling consisting of 60 holes as part of the forthcoming pre-feasibility study

Compliance with the EA process is mandatory.  The various categories studied are the subject of numerous Nevada State and US Federal laws.  Fortunately not all are applicable to the Robertson property.

The EA process takes time and costs money.  Coral has spent approximately $9,994,000 to date on the APO and EA.

Drilling

Coral’s cultural and wildlife surveys were sufficiently completed by the end of 2011 to allow the Company to demonstrate to the BLM that 13 proposed diamond core holes on the Porphyry zone do not impact on cultural or wildlife areas.  The program consisted of 13 diamond drill core holes that twinned existing Amax Gold Inc. ("Amax") holes (circa 1990 -- 1996) and provided core for leach tests at McClelland Laboratories Inc. ("McClelland Labs") in Reno, Nevada. The holes were part of the Phase 1 drill program as proposed in the January 2012 PEA Assessment  and were designed to verify Amax's historic drilling data, and to upgrade the level of confidence in resources contained in the oxidized zones. The Phase 1 drill program represented Coral's first step towards pre-feasibility as defined by the PEA.

Assays for holes CC-12-1 through CC-12-13 have been received from ALS Minerals ("ALS"). Comparison with the earlier holes is as follows: (all holes are vertical)

Hole ID	Type	Total Depth (ft)	From (ft)	To (ft)	Thickness (ft)	Average Grade 0.005 oz Au Cutoff		Average Grade No Cut Off
						Au (g/t)	Au oz/t	Au (g/t)	Au (oz/t)
CC12-1	DDH	500	105	385	280	0.569	0.0166	0.439	0.0128
CR-04-20	RC	500	80	375	295	0.62	0.0181	0.409	0.0119

CC12-2	DDH	500	55	450	395	0.836	0.0244	0.748	0.0218
AT 168	RC	500	60	465	405	0.729	0.0213	0.658	0.0192

MANAGEMENT DISCUSSION AND ANALYSIS FOR THE SIX MONTHS ENDED JULY 31, 2012

CC12-3	DDH	600	50	515	465	0.441	0.0129	0.395	0.0115
AT-074	RC	600	55	525	470	0.377	0.0110	0.343	0.0100

CC12-4	DDH	450	10	320	310	0.855	0.0250	0.622	0.0182
AT-194	RC	450	15	345	330	0.709	0.0207	0.569	0.0166

CC12-5	DDH	550	30	495	465	0.816	0.0238	0.734	0.0214
CAT-044	DDH	500	40	115	75	0.242	0.0071
			145	485	340	1.584	0.0463	1.206

CC12-6	DDH	500	30	405	375	0.593	0.0173	0.507	0.0148
CAT-049	DDH	500	39	155	116	0.341	0.0100
			230	415	185	1.011	0.0295	0.526	0.0154

CC12-7	DDH	400	10	210	200	0.704	0.0206	0.431	0.0126
AT-187	RC	400	230	325	95	0.242	0.0071
			10	180	170	0.999	0.0292	0.551	0.0161
			210	250	40	0.390	0.0114
			265	325	60	0.293	0.0086

CC12-8	DDH	300	35	265	230	0.683	0.0199	0.554	0.0162
CAT-022	DDH	300	20	270	250	0.77	0.0225	0.700	0.0204

CC-12-9	DDH	400	35	270	235	1.536	0.0449	0.987	0.0288
CAT-025	RC	400	30	290	260	0.910	0.266	0.681	0.0199

CC12-10	DDH	500	30	495	465	0.503	0.0147	0.494	0.0144
CAT-025	DDH	500	70	90	20	0.312	0.0091
			120	205	85	0.444	0.0130
			240	475	235	0.678	0.0198	0.458	0.0134

CC12-11	DDH	450	30	395	365	0.376	0.0110	0.355	0.0104
CAT-043	DDH	450	30	135	105	0.376	0.0110
			165	365	200	0.284	0.0083	0.281	0.0082

CC12-12	DDH	600	175	575	400	0.435	0.0127	0.347	0.0101
CAT-026	DDH	600	250	560	310	0.485	0.0142	0.396	0.0116

CC12-13	DDH	500	40	495	455	0.385	0.0112	0.369	0.0108
AT-136	RC	450	25	450	425	0.493	0.0144	0.493	0.0144

MANAGEMENT DISCUSSION AND ANALYSIS FOR THE SIX MONTHS ENDED JULY 31, 2012

The program was run and supervised by Bob McCusker a Qualified Person as defined by NI-43-101.

Norma Sass

In September 2008, the Company entered into an exploration, development and mine operating agreement (the “Agreement”) with Barrick Gold Exploration Inc. (“Barrick”), wherein Barrick is granted the option to acquire up to a 75% interest in the Company’s and Levon Resources Ltd.’s (“Levon”) interests in the Norma Sass Property, Nevada, consisting of 36 unpatented mining claims.

In October 2009, Barrick commenced drilling hole NS 09-01 targeting the Lower Plate carbonate sequence. This hole was drilled North West at 70 degree dip across a SW-NE striking fault which trends into Barrick’s Gold Acres pit one mile to the northeast and is thought to be related to mineralization at Gold Acres. It started as a reverse circulation hole but encountered recovery problems at 1,680 foot depth.  Barrick brought in a core rig, wedged the RC hole and drilled HQ diameter core to a final depth of 2,586 ft. The hole entered the lower plate Wenban limestone at 1,330 foot depth and was bottomed in the Roberts Mountain formation.  These are the principal host rock formations for the gold deposits at the Pipeline, Gold Acres and Cortez Hills mines.

In November 2010, Barrick notified Coral that it had terminated its option on the Norma Sass property.  They had however, paid all land fees on the claim group until August 31, 2011. The Company has continued to keep claims in good standing.

As at the date of this report, the Norma Sass Property is without mineral reserves, and any activities carried out on the property are exploration in nature.

June Claims

During 2008, the Company announced the completion of a mineral lease with option to purchase agreement to explore, develop, and exploit six lode mining claims located in Lander County, State of Nevada (the “June Claims”). The June Claims are adjacent to the Company’s View Claims in the northwest section of its Robertson Property. The agreement is for an initial term of 4 years in consideration of the payment of an annual rent of US$25,000, renewable in successive four year terms, provided that the rent will increase by US$5,000 every four years.  The property is subject to a royalty charge of 3% of net smelter returns (“NSR”), subject to the Company’s exclusive right to purchase the NSR for US$1,000,000 per percentage point upon notice to the Lessors.  The Company also has the exclusive right to purchase the property, subject to the NSR, for US $1,000,000 upon notice to the Lessors.

On March 8, 2012, the Company renewed the agreement for a renewal term of four (4) years beginning on March 22, 2012 to March 22, 2016.  The annual rent payment under this agreement will increase by $5,000 for an aggregate annual rental payment of $30,000.

As at the date of this report, the June Claims are without mineral reserves, and any activities carried out on the property are exploration in nature.

Outlook

In 2012 Coral is working to move the Robertson project towards pre-feasibility by following the recommendations laid out in the PEA.

MANAGEMENT DISCUSSION AND ANALYSIS FOR THE SIX MONTHS ENDED JULY 31, 2012

Coral had wanted to drill a further 27 core holes as recommended by the PEA in 2012 however the BLM has decided “Based on a review of the case file and information received, BLM will not approve a minor modification allowing more disturbance or additional drilling on pre-existing disturbance for the Robertson Project. BLM will defer authorizing any additional disturbance on the project until the current APO and NEPA review are complete”.  The final plant and animal reports will be completed in August and represent the final components of the review.

Coral expects that when the BLM accepts the EA as complete, it will rule that the extensive drilling and test pit program proposed in the APO can be done at certain times of the year and using environmentally safe practices which will result in little or no impact on the environment and give Coral the permit to proceed.  With the new EA, Coral will have a 10 year blanket permit that will allow the Company to drill up to 500 holes, thus ensuring that further progress is not impeded.  Coral expects that SRK will have completed and submitted the EA by mid-2012.

Results of Operations

Summary of Quarterly Results

	2012	2012	2012	2011	2011	2011	2011	2010
Period ended	Jul 31 Q2	Apr 30 Q1	Jan 31 Q4	Oct 31 Q3	Jul 31 Q2	Apr 30 Q1	Jan 31 Q4	Oct 31 Q3
	$	$	$	$	$	$	$	$
Revenue	—	—	—	—	—	—	—	—
Loss for the period	(106,257)	(737,909)	(171,088)	(221,457)	(235,353)	(145,915)	(895,592)	(421,847)
Loss per Share	(0.00)	(0.02)	(0.01)	(0.02)	(0.01)	(0.00)	(0.03)	(0.01)
Total Assets	20,028,500	20,343,078	20,756,599	21,782,689	21,782,689	22,451,253	21,380,222	20,985,109

Quarterly costs fluctuate with non-cash items such as share-based payments, deferred income tax and foreign exchange variances. Share-based payments and deferred income tax expense are the primary variances in the quarterly results. In the quarter ended July 31, 2012, the Company recorded a $2,353 share-based payment expense which resulted in a decrease in loss for the quarter as compared to the previous four quarters.

Because the Company has not generated any income in recent years, total assets trend downward during the periods when there are no new funds raised. However, the majority of expenditures are capitalized as exploration and evaluation assets so total asset value does not decrease as dramatically as working capital will.  When there is a sharp increase in total assets, it is often because cash was raised through the issuance of new equity shares. There were no new financing during the current quarter.

MANAGEMENT DISCUSSION AND ANALYSIS FOR THE SIX MONTHS ENDED JULY 31, 2012

Three months ended July 31, 2012 compared with the three months ended July 31, 2011

	2012	2011

Operating and Administrative Expenses
Consulting fees	$3,000	$47,429	(1)
Depreciation	463	480
Directors’ fees	3,000	3,000
Finance costs	2,778	-
Investor relations and shareholder information	19,204	32,707
Legal and accounting	2,036	7,961
Listing and filing fees	9,008	7,921
Management fees	26,250	27,390
Office and miscellaneous	16,672	25,810	(2)
Salaries and benefits	37,916	39,158
Share-based payments	2,353	32,049	(3)
Travel	8,075	7,269
	130,755	231,174

Loss before other items	(130,755)	(231,174)

Other Income (Expenses)
Interest and other income	1,361	7,243
Foreign exchange gain (loss)	23,137	(11,422)
NET LOSS FOR THE PERIOD	(106,257)	(235,353)	(4)

Other Comprehensive Income (Loss)
Unrealized loss on investment in securities	(325,433)	(506,250)	(5)
COMPREHENSIVE LOSS FOR PERIOD	$(431,690)	$(741,603)

Loss per Share - Basic and Diluted	$(0.00)	$(0.01)

1.
Consulting fees in the second quarter of 2012 were $3,000 compared to $ 47,429 in the comparative quarter, a decrease of $44,429. During the second quarter of 2011 the Company paid $35,189 to a consultant for financial consulting services. There were no such fees paid in the comparative quarter.

2.
Office and miscellaneous for quarter ended July 31, 2012 was $16,672 compared to $25,810 in the comparative quarter, a decrease of $9,138. During the quarter, the Company reallocated some of its common costs allocations to reflect a decrease in operating activities.

3.
Share-based payments for the quarter ended July 31, 2012 was $2,353 compared to $32,049 in the comparative quarter, a decrease of $29,696. During the quarter ended July 31, 2012, a higher number of options issued to investor relation and financial consultants vested. There were no new options issued during the quarter ended July 31, 2012.

4.
As a result of the foregoing, net loss for the quarter ended July 31, 2012 was $106,257 a decrease of $129,096 compared to the quarter ended July 31, 2011. The decrease in net loss for the period resulted in a decrease in loss per share from $0.01 to $0.00 for the comparable quarter.

MANAGEMENT DISCUSSION AND ANALYSIS FOR THE SIX MONTHS ENDED JULY 31, 2012

5.
Unrealized loss on investments in securities during the quarter ended July 31, 2012 was $325,433 compared to an unrealized loss of $506,250 in the comparative quarter, a net change of $180,817. The change is due to fluctuations in the fair market values of the securities held.

Six months ended July 31, 2012 compared with the six months ended July 31, 2011

	2012	2011

Operating and Administrative Expenses
Consulting fees	$6,000	$89,951	(1)
Depreciation	925	884
Directors’ fees	6,000	6,000
Finance costs	5,436	2,528
Investor relations and shareholder information	57,383	68,077
Legal and accounting	3,148	8,386
Listing and filing fees	15,088	13,391
Management fees	52,500	53,640
Office and miscellaneous	36,771	37,905
Salaries and benefits	84,436	78,193
Share-based payments	557,465	75,103	(2)
Travel	15,495	17,122
	840,647	451,180

Loss before other items	(840,647)	(451,180)

Other Income (Expenses)
Interest and other income	4,065	14,603
Foreign exchange gain (loss)	(6,896)	55,309
NET LOSS FOR THE PERIOD	(843,478)	(381,268)	(3)

Other Comprehensive Income (Loss)
Unrealized gain (loss) on investment in securities	(635,054)	322,749	(4)
COMPREHENSIVE INCOME (LOSS) FOR PERIOD	$(1,478,532)	$58,519

Loss per Share - Basic and Diluted	$(0.03)	$(0.01)

1.
Consulting fees in the second quarter of 2012 were $6,000 compared to $89,951 in the comparative quarter, a decrease of $83,951. During the second quarter of 2011 the Company paid $77,951 to a consultant for financial consulting services. There were no such fees paid in the comparative quarter.

2.
Share-based payments for the quarter ended July 31, 2012 was $557,465 compared to $75,103 in the comparative quarter, an increase of $482,362. During the six months ended July 31, 2012, the Company issued 1,055,000 options to purchase commons shares of the Company. There were no new options issued in the quarter ended July 31, 2011.

3.
As a result of the foregoing, net loss for the six months ended July 31, 2012 was $843,478, an increase of $462,210 compared to the quarter ended July 31, 2011. The increase in net loss for the period resulted in an increase in loss per share from $0.01 to $0.03 for the comparable quarter.

MANAGEMENT DISCUSSION AND ANALYSIS FOR THE SIX MONTHS ENDED JULY 31, 2012

4.
Unrealized loss on investments in securities during the quarter ended July 31, 2012 was $635,054 compared to an unrealized gain of $322,749 in the comparative quarter, a net change of $957,803. The change is due to decrease in the fair market values of the securities held.

Liquidity and Capital Resources

Currently, the Company has no operating income but is earning interest income on its entire cash holdings. Historically, the Company has funded its operations through equity financings and the exercise of options and warrants.

During the six months ended July 31, 2012 the Company incurred exploration expenditures that increased its mineral property carrying value on the Robertson Property $1,007,689. At July 31, 2012, the Company had a working capital deficiency of $120,391 and cash and cash equivalents of $216,641.

Management is currently working on securing funding for next phase of development and to ensure that the Company has sufficient cash on hand to finance limited exploration work on its mineral properties and maintain administrative operations. The Company is in the exploration stage. The investment in and expenditures on the mineral property comprise substantially all of the Company’s assets. The recoverability of amounts shown for its mineral property interest and related deferred costs are dependent upon the continued support of its directors, the discovery of economically recoverable reserves and the ability of the Company to obtain the financing necessary to complete development and achieve profitable operations in the future. The outcome of these matters cannot be predicted at this time.

Mineral exploration and development is capital intensive, and in order to maintain its interest the Company will be required to raise new equity capital in the future. There is no assurance that the Company will be successful in raising additional new equity capital.

The change in cash flow activities can be summarized as follows:

	July 31, 2012	July 31, 2011
	$	$
Operating activities	(361,782)	(362,128)
Investing activities	(736,067)	(530,761)
Financing activities	-	438,393
Effect of exchange rate fluctuations on cash and cash equivalents	4	(1,489)
Net (decrease) increase in cash	(1,097,853)	(455,985)
Cash and cash equivalents, beginning of period	1,314,494	2,695,864
Cash and cash equivalents, end of period	216,641	2,239,879

Cash used in operating activities primarily comprise operating and administrative expenses as the Company is at the exploration stage and has no sources of revenue. There were no significant changes in cash use in operating activities during the six months ended July 31, 2012 compared to the six months ended July 31, 2011.

The Company’s expenditures of $736,067 on exploration and evaluation assets account for a significant portion of the funds used in investing activities during the six months ended July 31, 2012. During the comparative period expenditures on exploration and evaluation activities were $530,761.

The Company is dependent in equity financing to fund its operations. For the six months ended July 31, 2012, the Company issued no common shares upon exercise of options and warrants. During the six months ended July 31, 2011, the Company received $438,393 upon the exercise of options and warrants.

MANAGEMENT DISCUSSION AND ANALYSIS FOR THE SIX MONTHS ENDED JULY 31, 2012

Off-balance Sheet Arrangements

The Company has no off-balance sheet arrangements.

Transactions with Related Parties

Related party transactions for the six months ended July 31, 2012 are as follows:

a.	$37,500 (2011 - $37,500) was paid for management fees to a private company controlled by a director and officer of the Company;

b.	$15,000 (2011 - $15,000) was paid for management fees to a private company controlled by a director and officer of the Company;

c.	$6,000 (2011 - $6,000) was paid for consulting fees to a private company controlled by an officer of related Company;

d.	$nil (2011 - $6,000) was paid for consulting fees to a private company controlled by an officer of related Company;

e.
$130,796 (2011 - $130,663) was charged for office and miscellaneous, salaries and benefits, and administrative services paid on behalf of the Company by Oniva International Services Corp. (“Oniva”), a private company owned by the Company and five other reporting issuers having common directors;

f.	$16,333 (2011 - $19,752) was paid for geological consulting services to a private company controlled by a director and officer of the Company; and

g.	$6,000 (2011 - $6,000) was charged for directors’ fees to the Directors’ of the Company.

These charges were measured at the estimated fair values of the services provided or goods received.

The Company has entered into a cost-sharing agreement to reimburse Oniva for a variable percentage of its overhead expenses, to reimburse 100% of its out-of-pocket expenses incurred on behalf of the Company, and to pay a percentage fee based on the total overhead and corporate expenses referred to above. The agreement may be terminated with one month’s notice by either party.

Advances receivable from a related party as at July 31, 2012 is comprised of $66,146 ((US$65,955) (January 31, 2012 - US$65,955)) less an allowance for non-collection of $39,227 ((US$39,113) (January 31, 2012 - US$39,113)) due from a company related by common directors.  Amounts due are without stated terms of interest or repayment.

Advances payable to related parties as at July 31, 2012 include $19,178 (January 31, 2012 - $22,134) due to Oniva, $6,000 (January 31, 2012 - $11,876) due to directors of the Company, $2,411 (January 31, 2012 - $3,615) due to two private companies each controlled by directors, and $10,946 (January 31, 2012 - $nil) due to related companies for management fees.

Amounts due are without stated terms of interest or repayment.

MANAGEMENT DISCUSSION AND ANALYSIS FOR THE SIX MONTHS ENDED JULY 31, 2012

Disclosure of Key Management Personnel Compensation

Key management personnel include the members of the Board of Directors and officers of the Company, who have the authority and responsibility for planning, directing and controlling the activities of the Company. The remuneration of directors and officers was as follows:

	July 31, 2012	July 31, 2011

Salaries, bonuses, fees and benefits
Members of the Board of Directors	$58,500	$58,500
Other members of key management	19,273	19,900

Share-based payments
Members of the Board of Directors	181,598	-
Other members of key management	42,232	-
	$301,603	$78,400

Proposed Transactions

The Company does not currently have any proposed transactions.

Critical Accounting Estimates

Significant areas requiring the use of management estimates include the recoverability of amounts receivable; the recoverable value of exploration and evaluation assets; the estimation of the useful lives of property and equipment; the recoverability and measurement of deferred income tax assets and liabilities; the provisions for estimated site restoration obligations; and the inputs used in accounting for share-based payments expense.

While management believes that these estimates are reasonable, actual results could differ from those estimates and could have a material impact to the results of operations and cash flows of the Company.

Financial Instruments

The Company has classified its cash and cash equivalents as FVTPL. Marketable securities are classified as available for sale and amounts due from related parties are classified as loans and receivables. Accounts payable and amounts due to related parties are classified as other liabilities. The fair values of the Company’s cash and cash equivalents, due from related parties, due to related parties and accounts payable approximate their carrying values because of the short-term nature of these instruments.

The Company’s financial instruments are exposed to certain financial risks, credit risk, liquidity risk and market risk.

Credit Risk

The Company manages credit risk, in respect of cash, by maintaining the majority of cash at high credit rated Canadian financial institutions.

Liquidity Risk

The Company manages its liquidity risk by forecasting cash flows required by operations and anticipated investing and financing activities.

MANAGEMENT DISCUSSION AND ANALYSIS FOR THE SIX MONTHS ENDED JULY 31, 2012

Market risk

Market risk consists of interest rate risk, foreign currency risk and other price risk. The only market risk to which the Company is exposed is interest rate risk.  The Company’s cash and cash equivalents and restricted cash consist of cash held in bank accounts, fixed income investments and guaranteed investment certificates that earn interest at variable interest rates. Due to the short-term nature of these financial instruments, fluctuations in market rates do not have a significant impact on estimated fair values as of July 31, 2012.  Future cash flows from interest income on cash and cash equivalents will be affected by interest rate fluctuations.  The Company manages interest rate risk by maintaining an investment policy that focuses primarily on preservation of capital and liquidity. The Company’s sensitivity analysis suggests that a 1% change in interest rates would not have a significant effect on the Company.

Outstanding Share Data

The Company had the following issued and outstanding share capital as at July 31, 2012 and October 1, 2012:

Common shares:    33,563,649 as of July 31, 2012 and 33,563,649 as of October 1, 2012

Stock options:

Expiry Date	Exercise Price Per Share	Number of Shares Remaining Subject to Options (July 31, 2012)	Number of Shares Remaining Subject to Options (October 1, 2012)
August 13, 2012	$0.35	25,000	25,000
September 26, 2012	$1.00	550,000	-
February 14, 2013	$1.00	50,000	50,000
February 22, 2013	$0.40	10,000	10,000
May 1, 2013	$1.00	15,000	15,000
February 22, 2014	$0.40	90,000	90,000
January 13, 2015	$0.76	515,000	515,000
September 17, 2015	$0.45	555,000	555,000
January 21, 2016	$0.80	430,000	430,000
February 22, 2017	$0.40	930,000	930,000
TOTAL:		3,170,000	2,620,000

Warrants:

Expiry Date	Exercise Price Per Share	Number of Underlying Shares (July 31, 2012)	Number of Underlying Shares (October 1, 2012)
October 1, 2013*1	$0.75	4,709,120	4,709,120
October 23, 2013*2	$0.75	1,755,000	1,755,000
TOTAL:		6,464,120	6,464,120

*
On March 28, 2012, the TSX Venture Exchange approved the 1st extension of these warrants to October 1, 2012 and October 23, 2012 and on September 20, 2012, the TSX Venture Exchange approved the 2nd extension of these warrants to October 1, 2013 and October 23, 2013.

1	Original expiry date: April 1, 2012
2	Original expiry date: April 23, 2012

MANAGEMENT DISCUSSION AND ANALYSIS FOR THE SIX MONTHS ENDED JULY 31, 2012

Disclosure Controls and Procedures

The Chief Executive Officer and the Chief Financial Officer of the Company are responsible for evaluating the effectiveness of the Company’s disclosure controls and procedures and have concluded, based on our evaluation, that they are effective as at January 31, 2012 to ensure that information required to be disclosed in reports filed or submitted under Canadian securities legislation is recorded, processed, summarized and reported within the time period specified in those rules and regulations.

Internal Controls over Financial Reporting

The Chief Executive Officer and the Chief Financial Officer of the Company are responsible for designing internal controls over financial reporting, or causing them to be designed under their supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS as issued by the IASB.

The Company assessed the design of the internal controls over financial reporting as at July 31, 2012 and concluded that there are material weaknesses in internal controls over financial reporting, which are as follows:

a)	Due to the limited number of staff resources, the Company believes there are instances where a lack of segregation of duties exist to provide effective controls; and

b)	Due to the limited number of staff resources, the Company may not have the necessary in-house knowledge to address complex accounting and tax issues that may arise.

The weaknesses and their related risks are not uncommon in a company the size of the Coral because of limitations in size and number of staff.  The Company believes it has taken steps to mitigate these risks by increasing additional accounting personnel, consulting outside advisors and involving the Audit Committee and Board of Directors in reviews and consultations where necessary.  However, these weaknesses in internal controls over financial reporting could result in a more than remote likelihood that a material misstatement would not be prevented or detected. The Company believes that it must take additional steps to further mitigate these risks by consulting outside advisors on a more regular and timely basis.

There have been no changes in the Company’s internal controls over financial reporting that occurred during the six months ended July 31, 2012 that have materially affected, or are reasonably likely to materially affect, the Company’s internal controls over financial reporting.

Events after the Reporting Period

a)
In September 2012, the Company extended the expiry date of 4,709,120 warrants expiring October 1, 2012, by one year to October 1, 2013. The original expiry date was April 1, 2012 and in March 2012 it was extended to October 1, 2012.

b)
In September 2012, the Company extended the expiry date of 1,755,000 warrants expiring October 23, 2012, by one year to October 23, 2013. The original expiry date was April 23, 2012 and in March 2012 it was extended to October 23, 2012.

c)	On September 26, 2012, 550,000 options expired unexercised.

MANAGEMENT DISCUSSION AND ANALYSIS FOR THE SIX MONTHS ENDED JULY 31, 2012

Approval

The Board of Directors of the Company has approved the disclosure contained in this MD&A.

Cautionary Statement

This MD&A is based on a review of the Company’s operations, financial position and plans for the future based on facts and circumstances as of October 1, 2012. Except for historical information or statements of fact relating to the Company, this document contains “forward-looking statements” within the meaning of applicable Canadian securities regulations. There can be no assurance that such statements will prove to be accurate, and future events and actual results could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from our expectations are disclosed in the Company’s documents filed from time to time via SEDAR with the Canadian regulatory agencies to whose policies we are bound. Forward-looking statements are based on the estimates and opinions of management on the date the statements are made, and we do not undertake any obligation to update forward-looking statements should conditions or our estimates or opinions change. These statements involve known and unknown risks, uncertainties, and other factor that may cause the Company’s actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievement expressed or implied by these forward-looking statements.